SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CVR ENERGY, INC.

(Name of Subject Company (Issuer))

Icahn Enterprises Holdings L.P.
Icahn Enterprises L.P.
Icahn Enterprises G.P. Inc.
IEP Energy Holding LLC
American Entertainment Properties Corp.
Beckton Corp.
Carl C. Icahn

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12662P108

(CUSIP Number of Class of Securities)

Andrew Teno
President and Chief Executive Officer
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jesse A. Lynn, Esq.
General Counsel
Icahn Enterprises L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100

and

Joshua A. Apfelroth, Esq.
Louis E. Rambo, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299
(212) 969-3438

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
IEP Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
51,192,381
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
51,192,381
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,192,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
51,192,381
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
51,192,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,192,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
15,500,000
8	SHARED VOTING POWER
51,192,381
9	SOLE DISPOSITIVE POWER
15,500,000
10	SHARED DISPOSITIVE POWER
51,192,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,692,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3%
14	TYPE OF REPORTING PERSON
PN

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
66,692,381
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
66,692,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,692,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
66,692,381
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
66,692,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,692,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 12662P108
1	NAME OF REPORTING PERSON
Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
66,692,381
9	SOLE DISPOSITIVE POWER
0
10	SHARED DISPOSITIVE POWER
66,692,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,692,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUSED CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.3%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Icahn Enterprises, Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., IEP Energy Holding LLC, American Entertainment Properties Corp., Beckton Corp., and Carl C. Icahn (collectively, the “Filing Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to an offer by Icahn Enterprises Holdings L.P., a Delaware limited partnership (together with its direct and indirect subsidiaries, “Icahn Enterprises,” “we,” or “us”), to purchase up to 17,753,322 shares of common stock, par value $0.01 per share (the “common stock”) of the Company at a price of $18.25 per share, net to the seller in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The language set forth on page 8 of the Offer to Purchase under the caption “Cautionary Note on Forward-Looking Statements” is hereby amended by deleting the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, or by the Private Securities Litigation Reform Act…” from the first sentence of the first paragraph, and the phrase “Icahn Enterprises assumes no obligation and do not intend to update these forward-looking statements” from the final sentence of the second paragraph.

The final two sentences of the third paragraph on page 8 of the Offer to Purchase under the caption “Cautionary Note on Forward-Looking Statements” are hereby amended and restated as follows:

“We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this Offer to Purchase, except to the extent necessary to amend and promptly disseminate revised information in the event that our existing disclosure regarding the Offer materially changes or as otherwise required by law or applicable rule or regulation. In addition, you should carefully review the risk factors set forth in other reports or documents IEP and CVR Energy file from time to time with the SEC.”

2.	The third paragraph on page 12 of the Offer to Purchase, which is under the heading “The Offer is subject to certain conditions. See Section 6 - Conditions of the Tender Offer” in the section entitled “Terms of the Offer”, is hereby amended to add the following sentence:

“In no event will the Offer remain open for fewer than five (5) business days following such material change in the term of, or information concerning, the Offer.”

3.	The sixth paragraph on page 13 of the Offer to Purchase, which is under the heading “Certain Effects of the Offer” in the section entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, is hereby amended and restated in its entirety as follows:

“The Company is currently included in a consolidated, combined, unitary, or similar group with American Entertainment Properties Corp. and certain subsidiaries for purposes of certain state consolidated, combined, unitary, or similar tax returns and reporting. The Tax Allocation Agreement, dated May 19, 2012, currently governs the allocation of tax liabilities and assets between the Company and the group for this purpose. Purchases under the Offer may result in the Company’s inclusion in additional state consolidated, combined, unitary, or similar tax returns and reporting. If Icahn Enterprises acquires beneficial ownership of at least 80% of the Company’s outstanding common stock through the Offer, it may restructure its investment to include the Company with American Entertainment Properties Corp. and certain of its subsidiaries in a consolidated group for U.S. federal income tax purposes. Such restructuring is not expected to impact the rights or liabilities of Company stockholders who do not tender Company common stock pursuant to the Offer or those who tender Company common stock but remain Company stockholders following the purchase pursuant to the Offer.  As a result of joining the federal consolidated group of which American Entertainment Properties Corp. is the common parent, the Company could become liable for the federal taxes of the consolidated group in certain circumstances. The Tax Allocation Agreement will be amended in connection with the Company becoming part of the federal consolidated group.  Under the Tax Allocation Agreement in its current form and as amended, the Company makes payments to American Entertainment Properties Corp., as the common parent of the consolidated, combined, unitary or similar group of which the Company is a member for federal, state or local tax purposes, generally for amounts the Company would have owed in taxes if the Company and its subsidiaries filed as a separate consolidated, combined, unitary or similar group for federal, state or local tax purposes.”

4.	The fourth and fifth paragraphs on page 14, which are under the heading “Other Plans” in the section entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, are hereby amended and restated in their entirety as follows:

“Icahn Enterprises and its affiliates and the Company consider from time to time, and may in the future consider, potential strategic transactions available to the Company and its subsidiaries, which may include the acquisition of additional entities, assets or businesses, including the acquisition of material amounts of refining assets through negotiated mergers and/or stock or asset purchase agreements by the Company or its subsidiaries. Icahn Enterprises and its affiliates may participate in such acquisitions, including by providing financing to the Company or its subsidiaries through the acquisition of additional equity of the Company and/or its subsidiaries, providing loans to the Company and/or its subsidiaries or otherwise.

In addition, Icahn Enterprises and its affiliates and the Company consider from time to time, and may in the future consider, strategic options involving CVR Partners, LP, a controlled subsidiary of the Company (“CVR Partners”), which may include the acquisition of some or all of the outstanding common units of CVR Partners by Icahn Enterprises and Icahn controlled affiliates, the Company, a combination of Icahn Enterprises and Icahn controlled affiliates and the Company or other affiliated entities, the sale of CVR Partners or the Company’s interest therein, or other transactions. Any such acquisition, sale or transaction could be effectuated through open market purchases, tender or exchange offers, exercise of the limited call right contained in CVR Partners’ limited partnership agreement, value-enhancing partnerships, negotiated merger transactions, privately negotiated transactions, sale transactions or otherwise. CVR Partners’ common units are listed on the NYSE under the symbol “UAN.” The Company, through its wholly owned subsidiaries, currently owns approximately 38.3% of the outstanding common units of CVR Partners and 100% of the interest in CVR Partners’ general partner, CVR GP, LLC, which holds a non-economic general partner interest in CVR Partners. During the period commencing on November 6, 2024 through the date hereof, American Entertainment Properties Corp., an indirect wholly-owned subsidiary of Icahn Enterprises, has acquired pursuant to open market purchases 150,868 common units of CVR Partners in the aggregate, representing 1.4% of the outstanding common units of CVR Partners based on an aggregate of 10,569,637 outstanding common units as of October 25, 2024, as set forth in CVR Partners’ Form 10-Q filed with the SEC for the fiscal quarter ended September 30, 2024. Depending on market conditions, Icahn controlled affiliates may continue to acquire additional common units of CVR Partners through open market purchases or negotiated transactions.

Icahn Enterprises and its affiliates’ ability to take the aforementioned actions will be subject to the terms of the Tender Offer Agreement, which provides that:

•	Upon the consummation of the Offer, unless approved by (A) the Special Committee or (B) a Disinterested Committee, for so long as (i) Icahn Enterprises or any of its affiliates beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares, (ii) the shares are registered under Section 12 of the Exchange Act and (iii) any shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause the Icahn controlled affiliates not to, take any action, directly or indirectly, to cause: (1) the shares to cease to be listed on the NYSE; (2) the shares to be deregistered under Section 12 of the Exchange Act; (3) the Company to cease filing reports with the SEC required by Sections 13 and/or 15(d) of the Exchange Act, even if the Company may not be subject to the reporting requirements of Sections 13 and/or 15(d) of the Exchange Act; or (4) the Company to cease to maintain an audit committee comprising at least two directors who are not affiliated with the Icahn Entities and are otherwise “independent” within the meaning of Rule 10A-3 under the Exchange Act and applicable rules and regulations of the NYSE.

•	Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Icahn Entities beneficially own (as determined pursuant to Rule 13d- promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares, (ii) the shares are registered under Section 12 of the Exchange Act, and (iii) any shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause the Icahn controlled affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), alone or in concert with any other person or entity: (1) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding shares; or (2) enter into an agreement to effect, consummate, or acquire additional shares of Common Stock in a manner that would result in, an increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84% of all outstanding shares, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the shares of common stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.”

5.	The fourth bullet point on page 15 of the Offer to Purchase, which is under the heading “Other Plans” in the section entitled “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, is hereby amended and restated in its entirety to read as follows:

•	“Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Icahn Entities beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares, (ii) the shares are registered under Section 12 of the Exchange Act, and (iii) any shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause the Icahn controlled affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), alone or in concert with any other person or entity: (1) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding shares; or (2) enter into an agreement to effect, or consummate, or acquire additional shares of Common Stock in a manner that would result in, any increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84% of all outstanding shares, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the shares of common stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.”

6.	The first bullet point on page 21 of the Offer to Purchase under the section entitled “Conditions of the Tender Offer” is hereby amended and restated in its entirety to read as follows:

•	“(i) there has occurred any change in the general political, market, economic or financial conditions in the United States that in the reasonable judgment of Icahn Enterprises is likely to materially and adversely affect the Company’s business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, results of operations, prospects or the trading in the Company’s shares; (ii) any general suspension of trading in securities on any national securities exchange in the United States or in the over-the-counter market; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iv) the commencement or escalation of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States; or (v) in the case of any of the foregoing existing on December 6, 2024 (at the time of commencement of the Offer), a material acceleration or worsening thereof;”

7.	The fourth bullet point on page 25 under the heading “Tender Offer Agreement” in the section entitled “Relationships; Agreements and Transactions with the Company” is amended and restated in its entirety to read as follows:

•	“Upon the consummation of the Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) the Icahn Entities beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares, (ii) the shares are registered under Section 12 of the Exchange Act, and (iii) any shares are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a stockholder other than the Icahn Entities, then the Icahn Entities shall not, and shall take all actions necessary to cause the Icahn controlled affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), alone or in concert with any other person or entity: (1) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding shares; or (2) enter into an agreement to effect, consummate, or acquire additional shares of Common Stock in a manner that would result in, an increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84% of all outstanding shares, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the shares of common stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.”

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)*	Offer to Purchase, dated December 6, 2024.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Press release issued by Icahn Enterprises L.P., dated December 6, 2024.
(a)(1)(G)*	Summary Advertisement published in the New York Times on December 6, 2024.
(a)(5)*	Letter dated November 8, 2024 to the Board of Directors of the Company.
(b)	Not applicable.
(d)(1)*	Tender Offer Agreement (the “Tender Offer Agreement”) by and between Icahn Enterprises Holdings and the Company, dated December 6, 2024.
(d)(2)*	Form of Tax Allocation Agreement by and among American Entertainment Properties Corp., the Company and certain subsidiaries of the Company (included as Exhibit B to the Tender Offer Agreement, filed herewith as Exhibit (d)(1)).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

 * Filed previously

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2024

ICAHN ENTERPRISES HOLDINGS L.P.

BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer and Secretary

ICAHN ENTERPRISES L.P.

BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer and Secretary

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer and Secretary

IEP ENERGY HOLDING LLC

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer, Treasurer and Secretary

BECKTON CORP.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Vice President

/s/ CARL C. ICAHN
Name: Carl C. Icahn